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Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends
(In thousands, except ratios)

	Three Months Ended March 31,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before income taxes	$1,751	$255,526	$390,246	$(1,775,335)	$(531,042)	$86,049	$189,098
Adjustments:
Equity investment income	(13,571)	—	(17,154)	—	—	—	—
Distributions from equity affiliate	16,147	—	21,422	—	—	—	—

Income from continuing operations before income taxes, as adjusted	$4,327	$255,526	$394,514	$(1,775,335)	$(531,042)	$86,049	$189,098
Fixed charges	68,455	64,212	302,136	237,812	156,713	133,474	89,086

Total earnings	$72,782	$319,738	$696,650	$(1,537,523)	$(374,329)	$219,523	$278,184

Fixed charges:
Interest expense and amortization of finance costs	$67,862	$63,754	$300,021	$236,119	$155,361	$132,264	$88,414
Rental expense representative of interest factor	593	458	2,115	1,693	1,352	1,210	672

Total fixed charges	$68,455	$64,212	$302,136	$237,812	$156,713	$133,474	$89,086

Ratio of earnings to fixed charges	1.1	5.0	2.3	— (1)	— (2)	1.6	3.1

Total fixed charges	$68,455	$64,212	$302,136	$237,812	$156,713	$133,474	$89,086
Pre-tax preferred dividend requirements	—	—	—	—	—	—	352

Total fixed charges plus preference dividends	$68,455	$64,212	$302,136	$237,812	$156,713	$133,474	$89,438

Ratio of earnings to combined fixed charges and preference dividends	1.1	5.0	2.3	— (1)	— (2)	1.6	3.1

(1)
Due to the Company's loss in 2009, the ratio coverage was less than 1:1. The Company must generate additional earnings of $1.8 billion to achieve a coverage ratio of 1:1.

(2)
Due to the Company's loss in 2008, the ratio coverage was less than 1:1. The Company must generate additional earnings of $531.0 million to achieve a coverage ratio of 1:1.

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  Exhibit 12.1
Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends (In thousands, except ratios)